KBT

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed the entire S-1 filing statement for Norcor Technologies Corporation.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 12,000,000 shares of common stock of Norcor Technologies Corporation of our Audit Report dated May 18, 2015 with respect to the financial statements of Norcor Technologies Corporation as of December 31, 2014 and for the period December 31, 2012, through December 31, 2014. We also consent to the reference to us as "Experts" in the above referenced Registration Statement.

/s/ K .Brice Toussaint

[Dallas Texas]
[June 1, 2015]

100 CRESCENT COURT
SUITE 700
DALLAS TX 75201

214.577.1107 FAX 877.753.6377